FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP’S SUBSIDIARY ALFA-BETA REACHES SETTLEMENT

WITH GREEK TAX AUTHORITIES

BRUSSELS, Belgium, December 27, 2005 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that its Greek subsidiary Alfa-Beta Vassilopoulos has reached an agreement with the Greek tax authorities to settle the outcome of a previously announced tax audit on Trofo and Ena for certain years before the acquisition of these two entities by Alfa-Beta in early 2001.

Alfa-Beta Vassilopolous, the second largest Greek food retailer operating more than 135 stores, is a subsidiary that is 60.7% owned by Delhaize Group. After the acquisition of Trofo and Ena in 2001, Alfa-Beta became aware of indications of fraud committed by the former owners of both companies before their acquisition and filed criminal charges against the persons involved, who have been prosecuted and indicted. Furthermore, the Greek tax authorities recently rejected the accounting records of Trofo and Ena for the years 1999 and 2000 because of forgery of the accounting records before their acquisition, entailing the non-recognition of the tax losses incurred in 2000 and the taxation of both companies on a fixed rate basis for the years 1999-2000.

Alfa-Beta and the Greek tax authorities have now reached a settlement closing the tax audit. While this settlement is not in line with the expected outcome, Delhaize Group supports Alfa-Beta’s decision to settle this matter in the face of very penalizing tax law when the Greek tax authorities reject a company’s books. Delhaize Group and its subsidiary Alfa-Beta will continue to evaluate all remaining options, including legal action against the former owners of Trofo and Ena.

Delhaize Group intends to record the settlement based on the taxation on a fixed rate basis of Trofo and Ena in its opening balance sheet of 2003, the starting year of IFRS reporting by Delhaize Group, as a EUR 10.8 million increase of goodwill on the Trofo and Ena acquisition and a EUR 1.2 million decrease of Group equity. The financial impact of the settlement is increased with an estimated tax charge of EUR 10.8 million (or a net impact after minority share of EUR 5.6 million) resulting mainly from the non-recognition of tax losses previously claimed in 2000. Under IFRS, this tax charge will be recorded as follows: EUR 1.9 million in 2003, EUR 8.1 million in 2004 and EUR 0.8 million in the fourth quarter of 2005; or a respective net impact after minority share of EUR 1.0 million, EUR 4.1 million and EUR 0.5 million.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of September 2005, Delhaize Group’s sales network consisted of 2,629 stores. In 2004, Delhaize Group posted EUR 17.9 billion (USD 22.2 billion) in net sales and other revenues and EUR 299.8 million (USD 372.9 million) in net profit. At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended,

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and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:

Guy Elewaut: + 32 2 412 29 48

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 3, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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